February 7, 2020

Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

       Re:    Enzo Biochem, Inc.
              Preliminary Proxy Statement filed on January 31, 2020 Definitive Additional Materials filed on February 7, 2020 Definitive Additional Materials filed on January 29, 2020 Definitive Additional Materials filed on January 8, 2020 File No. 001-09974

Dear Mr. Liekefett:

       We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the proxy statement or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the proxy statement and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement Supplement filed January 31, 2020

General

1. We note disclosure on page 50 of the Company's definitive proxy statement filed on
       December 5, 2019 that "...the Board reserves the right to adjourn or postpone the Annual
       Meeting for failure to obtain a quorum, for legitimate scheduling purposes or based on other circumstances that, in the Board's belief, would cause such adjournments or postponements to be in the best interests of all Enzo shareholders" (emphasis added).
       With a view towards disclosure, please explain the difference between adjourning an annual meeting and postponing an annual meeting, describe what procedural
       requirements, if any, apply in order to (1) adjourn an annual meeting or
(2) postpone an
       annual meeting and which term   adjourn or postpone   applies to the
Company's
       reference in its January 28, 2020 press release (filed on January 29, 2020 as Definitive
 Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
February 7, 2020
Page 2

       Additional Materials under the cover of Schedule 14A) to "delay[ing]" the meeting until
       February 25. Please also advise whether the board can unilaterally postpone, adjourn or delay an annual meeting. Also disclose the consequences of adjourning a meeting as opposed to postponing or delaying a meeting under New York law and the Company's governing documents. For example, please advise whether postponing or delaying the meeting would have required the Company to (1) reopen the advance notice window and allow parties to submit new proposals and (2) provide new notice to shareholders.
       Finally, please advise whether, under New York law and the Company's governing documents, and assuming sufficient shares were represented at the meeting such that quorum could have been established, the Board could have unilaterally adjourned the meeting (1) without a shareholder vote or (2) if holders of the majority of shares present in person or by proxy at the annual meeting objected to such adjournment.

2. Please advise us what date the Company had notified Broadridge that the annual meeting date was moved to February 25, 2020.

3. With a view towards disclosure, please advise why, given the disclosure in the January
       28, 2020 press release (filed on January 29, 2020 as Definitive Additional Materials under the cover of Schedule 14A) that the Company was delaying the annual meeting until February 25, 2020, the Company determined it necessary to hold the January 31 meeting in order to immediately adjourn to February 25, as opposed to simply postponing the meeting until February 25 without holding a meeting on January 31. Include in such response a discussion of any applicable requirements under New York law or the
       Company's governing documents that obligated the Company to hold the January 31 meeting followed by an immediate adjournment as opposed to simply postponing the meeting without any further action of the Company. Please also indicate if (1) any shareholders other than the Company's directors, executive officers, employees, their affiliates or any of their family members were in attendance at the January 31 meeting, and (2) quorum was established.

4. Please provide us on a supplemental basis a copy of the Company's Certificate of
       Incorporation, including all amendments thereto, including:

              the Certificate of Incorporation
              Certificate of Incorporation, as amended on March 17, 1980 Certificate of Amendment of the Certificate of Incorporation as
amended on June
              16, 1981; and
              Certificate of Amendment to the Certificate of Incorporation as of July 22, 1988.

Letter to Shareholders

5. Disclosure here and in the Notice to Shareholders indicates that "[i]f you have already voted on the previously distributed white proxy card and you do not submit a GOLD proxy card or voting instruction form, your previously submitted proxy or voting
 Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
February 7, 2020
Page 3

       instruction form will still be voted at the Annual Meeting." Please supplement the disclosure in these locations to indicate the same applies with respect to a previously submitted blue proxy card provided by Harbert.

6. Disclosure in the letter to shareholders (page 3) indicates that "[w]hile the Board makes no recommendation on the election of the Harbert Nominees as Class II Directors, the
       Board is not nominating any opposing candidates, essentially assuring the election of the
       Harbert Nominees..." Similar disclosure appears in the Notice of Annual Meeting (page
       6) and on pages 7, 10, 17 and 22. Please revise the disclosure in each of these locations to indicate that (1) shareholders voting the GOLD proxy card will be unable to cast a vote with respect to the election of the Harbert Nominees and (2) if shareholders wish to vote for the Harbert Nominees, they must use a blue proxy card sent to them by Harbert.

Supplement to the Proxy Statement, page 10

7. Disclosure on page 10 indicates that "[t]he GOLD proxy card enclosed with this Second
       Supplement differs from the proxy cards previously furnished to you with the Proxy
       Statement and First Supplement in that the enclosed GOLD proxy card reflects the new proposals, the updated order for all of the proposals and the Company's revised slate of director nominees." Please supplement the disclosure both here and in the locations referenced in the preceding comment to clarify how proposals from earlier white or blue cards will be counted to the extent they either were numbered differently or pertained to a proposal that is no longer on the gold card. For example, but without limitation, disclose:

              whether a white proxy card that specified a voting choice for Messrs. Weiner and/or Hanna will be counted with respect to that particular proposal and any of the remaining proposals;
              whether a white proxy card that cast a vote for Weiner as a Class I director will be counted as a vote cast for Weiner as a Class III director, in the event that proposal
              1 on the Gold card receives the necessary shareholder approval;
and
              whether the blue proxy cards provided by Harbert and voted by shareholders in favor of the Harbert Nominees will still be counted notwithstanding that (1) the proposal has been redesignated as proposal 2 on the Gold card or
(2) Harbert may
              circulate revised proxy cards to reflect the changes made to the Company's proxy card.

8. Disclose who will officially count the votes cast at the meeting, what instructions, if any, they have received or will receive from the Company with respect to how prior white and blue proxy cards will be counted and whether proxies will be available for inspection by
       Harbert following the Company's initial determination of the outcome of the election.
 Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
February 7, 2020
Page 4

Supplemental Disclosure   Background of the Solicitation, page 11

9. Please update this section to reflect that on January 28, 2020, the Company issued a press release announcing that it had delayed the annual meeting until February 25, 2020.

What vote is required for the By-Law Amendment to pass? Page 12

10. We note the disclosure that "[t]he amendment to fix the size of the Board was inadvertently added to Article II, Section 2 of the By-Laws, which is a section whose amendment requires a supermajority vote of shareholders per the Company's certificate of incorporation (as amended, the "Charter"), rather than in Article II,
Section 9 of the
       By-Laws" (emphasis added). Please disclose the basis on which the conclusion was made that the amendment was inadvertently added to the wrong section and when this determination was made.

11. Refer to the preceding comment. Separately provide us with an opinion of New York counsel that addresses under applicable New York state law the legal basis for the conclusion that the supermajority standard does not apply, notwithstanding clear language in Article 10 of the Certificate of Amendment to the Certificate of Incorporation
       of the Company, filed with the New York Department of State on July 22, 1988, which appears to provide that:

              "Article II, Section...2...of the By-Laws shall not be altered, amended, or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of (i) the holders of at least 80% of the voting power of the then outstanding shares or stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested
Shareholder..."

12. Refer to the preceding comment. Please supplement the disclosure in this Q & A as well as the disclosure on page 13 ("Proposal 1") to indicate how proposal 2, providing for the addition of a provision to Article II, Section 9 of the By-laws to fix the size of the Board at six directors with discretion to decrease it to five or increase it to seven directors, if adopted, would be compatible with Article II, Section 2 of the By-laws, which fixes the size of the board at five directors. Disclose the consequences of these two conflicting
       By-laws and the legal basis for concluding that Article II, Section 9 of the By-Laws will be the controlling provision.

Proposal 1   Approval of the Amendment to the By-Laws..., page 13

13. Disclosure in this section indicates that "...the Board intends to appoint a new, highly qualified independent director to join the Board in the near future." Please expand this statement to (1) clarify with greater specificity when the Board intends to make such appointment and (2) indicate who has the power to make such appointment and the
 Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
February 7, 2020
Page 5

       director voting standard, if any, to the extent a vote of the directors is required to make such appointment.

14. Disclosure in this section also indicates that "[t]he Board proposes and recommends that shareholders approve an amendment to the By-Laws to increase the maximum number of directors on the Board to six and provide that the Board will have discretion to increase or decrease the size of the Board within the range of five and seven directors." Please expand this disclosure to indicate, if this proposal is approved, who will have the power to reduce the size of the board to five directors. Also disclose the director votes needed to reduce the size to five directors if (1) the board has six directors or (2) the board has seven directors.

15. Refer to the preceding comment. If the board size was set at six, please disclose the vote needed to reduce the board size to five directors. Also disclose the consequences of such a vote if it were evenly split for and against such reduction.


16. Please supplement the disclosure to advise shareholders that a potential consequence of their approval of proposal 1 includes that the board size could be increased to seven, enabling a majority of the board to remove the Harbert Nominees from the board by reducing the board size to five.

Proposal 2   Election of Class II Directors, page 14

17. Disclosure in the last paragraph on page 14 indicates that "...since the Harbert Nominees have not consented to be named in the Company's proxy statement, shareholders voting the GOLD proxy card may not vote on the election of the Harbert Nominees." Please supplement this disclosure to indicate that if a shareholder wishes to vote for the Harbert
       Nominees, they must use a blue proxy card sent to the shareholder by Harbert.

Proxy Card

18. The second paragraph of the proxy card contains the following disclosure:

               "Since the Harbert Nominees have not consented to be named in the Company's proxy statement and proxy card, this proxy will not be voted on Proposal 2.
               However, since the Board is not nominating any director candidates to oppose the
               Harbert Nominees, assuming Harbert or any other shareholder votes for them, both Harbert Nominees will be elected to the Board."

       Please add a sentence that indicates that if a shareholder wishes to vote for the Harbert
       Nominees, they must use a proxy card sent to the shareholder by Harbert. Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
February 7, 2020
Page 6

19. Please revise proposal 2 on the card ("Election of two Class II Directors") to specifically note that (1) the card will not be voted for proposal 2, and (2) if a shareholder wishes to vote for the Harbert Nominees, they must use a proxy card sent to the shareholder by
       Harbert.

Definitive Additional Materials filed on February 7, 2020

20. This press release states that "[t]his reveals what we have previously stated is Harbert's true aim: to take effective control of the Company regardless of the desires of Enzo's other shareholders." Given that Harbert is seeking only two of five board seats, there appears to be no basis for this statement. Please refrain from making this statement in the future and avoid making any statements for which no reasonable basis exists.

Definitive Additional Materials filed January 8, 2020

21. On slides 8 and 58 of the Company's shareholder presentation filed under the cover of
       Schedule 14A on January 8, 2020, the Company states that "Harbert has an alleged criminal history in New York, whereas Enzo has close relationships with regulators in
       New York..." (emphasis added). Such statement directly impugns the character, integrity and reputation of Harbert without any factual foundation. It is our understanding that there has been no such allegation made against Harbert. Please do not use these or similar statements in any soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please refer to Note (b) to Rule 14a-9.

                                            *   *    *

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions